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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                         ------------------------------

                                   FORM 10-SB
                 GENERAL FORM FOR REGISTRATION OF SECURITIES OF
                             SMALL BUSINESS ISSUERS
             UNDER SECTION (b) or (g) OF THE SECURITIES AND EXCHANGE
                                   ACT OF 1934

                         ------------------------------

                               eTELCHARGE.com, INC
                 (Name of Small Business Issuer in its Charter)

                         ------------------------------

            NEVADA                                               75-2847694
(State or other jurisdiction of                              (I.R.S.  Employer
 incorporation or organization)                              Identification No.)

                         ------------------------------

                           CARL O. SHERMAN, PRESIDENT
                               eTELCHARGE.com, INC
                         407 N. CEDAR RIDGE, SUITE 342,
                            DUNCANVILLE, TEXAS 75116.
                                 (972) 298-3800

     (Address and telephone number of issuer's principal executive offices)

                         ------------------------------

        SECURITIES TO BE REGISTERED PURSUANT TO SECTION 12(b) OF THE ACT:

Title of Each Class                               Name of Each Exchange on Which
To be so Registered                               Each Class is to be Registered
-------------------                               ------------------------------

        N/A                                                    N/A

        SECURITIES TO BE REGISTERED PURSUANT TO SECTION 12(g) OF THE ACT:

                         Common Stock, par value $0.003
                                (Title of Class)


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                                TABLE OF CONTENTS

PART I                                                                                                        PAGE
------                                                                                                        ----
Item 1.  Description of Business.............................................................................    1

Item 2.  Management's Discussion and Analysis of Financial Condition and Results of Operations...............    6

Item 3.  Description of Properties...........................................................................    7

Item 4.  Security Ownership of Certain Beneficial Owners and Management......................................    7

Item 5.  Directors, Executive Officers, Promoters and Control Persons........................................    8

Item 6.  Executive Compensation..............................................................................   10

Item 7.  Certain Relationships and Related Transactions......................................................   10

Item 8.  Description of Securities...........................................................................   10

PART II

Item 1.  Market Price of and Dividends on the Registrant's Common Equity and other Shareholder matters ......   11

Item 2.  Legal Proceedings...................................................................................   11

Item 3.  Changes in and Disagreements with Accountants.......................................................   11

Item 4.  Recent Sales of Unregistered Securities.............................................................   11

Item 5.  Indemnification of Directors and Officers...........................................................   11

PART F/S         ............................................................................................  F-1

PART III

Item 1.  Index to Exhibits...................................................................................  E-1

                           FORWARD-LOOKING STATEMENTS


IN ADDITION TO HISTORICAL INFORMATION, THE FORM 10-SB CONTAINS CERTAIN FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995, AND THE COMPANY DESIRES TO FALL WITHIN THE "SAFE HARBOR" PROVISIONS THEREOF. THIS STATEMENT IS INCLUDED HEREIN FOR THE EXPRESS PURPOSE OF AVAILING THE COMPANY OF THE PROTECTIONS OF SUCH SAFE HARBOR WITH RESPECT TO ALL OF THE FORWARD-LOOKING STATEMENTS CONTAINED HEREIN. SUCH FORWARD LOOKING STATEMENTS REFLECT THE CURRENT VIEWS OF THE COMPANY AND ITS MANAGEMENT WITH RESPECT TO FUTURE EVENTS AND FINANCIAL PERFORMANCE, AND ARE SUBJECT TO CERTAIN RISKS AND UNCERTAINTIES, WHICH COULD CAUSE ACTUAL RESULTS TO DIFFER SUBSTANTIALLY FROM HISTORICAL RESULTS OR ANTICIPATED RESULTS. THE WORDS "ANTICIPATES," "BELIEVES," "EXPECTS," "INTENDS," "FUTURE," "PROJECTED," "PLANS," "PLANNED," "OBJECTIVE" AND SIMILAR EXPRESSIONS IDENTIFY FORWARD-LOOKING STATEMENTS. READERS ARE CAUTIONED TO CONSIDER SPECIFIC RISK FACTORS DESCRIBED HEREIN AND NOT TO PLACE UNDUE RELIANCE ON THE FORWARD-LOOKING STATEMENTS CONTAINED HEREIN, WHICH ARE APPLICABLE ONLY AS OF THE DATE HEREOF. THE COMPANY UNDERTAKES NO OBLIGATION TO PUBLICLY REVISE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES THAT MAY ARISE AFTER THE DATE HEREOF.

                                                                  April 27, 2000

                                     PART I

ITEM 1. DESCRIPTION OF BUSINESS

HISTORY

         eTELCHARGE.com, Inc. (the "Company"), a development stage company, was incorporated under the laws of the State of Nevada on June 7, 1999. Its offices are located at 407 N. Cedar Ridge, Suite 342, Duncanville, Texas 75116. The Company has an Internet web site, www.etelcharge.com.

THE BUSINESS

         The Company was incorporated to launch a nationwide telephone 900 billing solution for items purchased over the World Wide Web. The primary goal of the Company is to establish business which provides Internet consumers with an alternative method of billing many of their purchases over the Internet. Currently most Internet consumers use a main credit card to make purchases from the Internet believing that their transactions are both private and the use of their credit card is secure. However, as the news media has pointed out on numerous occasions, web sites have been compromised by computer hackers who seem to have an uncanny ability to circumvent security


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


systems and gain unauthorized access to credit card numbers. Consequently an alternative method for consumers using credit cards and which is easy and secure needs to be found. It is this need that the Company is attempting to address.

         For more than five (5) years, the Company's management has worked with AT&T to build a 900 billing solution that will allow customers nationwide to charge directly to their phone bills certain targeted goods or services purchased over the Internet. The Company has currently targeted the following goods as those goods that may be purchased through its billing system: CD's (music, software, and games), tapes (movies, music, motivational, and instructional), books, flowers, and all areas of food classification. The Company's billing system is built using proven and tested scalable technology. The key outcome of the Company's system is that the consumer will use a random single purpose number which will allow payment to an Internet vendor but which cannot be used by any third parties, including computer hackers who may compromise the Company's Web Site.

MARKETING STRATEGY

         Management's primary objective is to propel the Company into a prominent online market position. To this end, the Company has developed a comprehensive plan to intensify and accelerate its marketing and sales activities, product development, service expansion, computer programming, and customer service.

         MARKET DEFINITION - Ernst and Young estimates online consumers purchased $13 billion dollars worth of goods and services in 1998. The market for music, software, videos, books, food and flowers, the Company's target goods, comprised approximately half of this estimate. Currently, thirty-five percent (35%) of online users refuse to use their credit cards for purchases over the Internet. In 1998, these users accounted for approximately $4.5 billion dollars of the estimated sales of goods and services. Thus, the Company is poised to capture a significant portion of this market by having the sole AT&T endorsed billing contract with an alternative payment system that allows users to charge their purchases directly to their monthly telephone bill. According to market research and industry sources, the overall book, music, and video market for the eCommerce industry is projected to continue to be the fastest growing segment.

         CUSTOMER PROFILE - The Company's target market includes online shoppers who do not have a credit card, or who prefer not to use a credit card, and desire a safe and easy payment alternative. The typical customer for our product is someone who is reluctant to transmit his/her personal credit card information over the Internet and currently uses the Internet to compare prices. Our research shows that the typical profile for an online buyer is that he is an affluent (with an annual income exceeding $75,000) caucasian male. Furthermore, online shoppers are 79% male and 21% female with the average male being 38 years old, while his female counterpart is typically 37 years old. The average purchase for a male is $176 while the average purchase for a female is $93. Additionally, 42% of online male shoppers have a Masters degree, as


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compared to 34% of female online shoppers. In 2000, these figures are projected to change; females will constitute 52% of online shoppers and 80% of online transactions will be for purchases under $10.

         MARKETING PLAN - The Company will utilize a "push to pull" marketing strategy, focusing on two markets: first, management plans to introduce the cybernetic billing solution to online retailers; secondly, management will promote the Company's safe and easy billing solution to online shoppers. The push phase will involve a co-marketing campaign with Service One and Ohgolly.com, which will resell the Company's billing system to their existing and prospective clients.

         The Company's sales strategy includes a media blitz to millions of email addresses in North America announcing the Company's billing system. These press releases will inform the online user of the online retailers who accept the Company's billing system, while encouraging the user to request their favorite online retailers to participate in the Company's network.

         Management has identified four phases to promote the Company's billing system: (1) establish strategic alliances with Internet web creation companies;
(2) market directly to online retailers; (3) solicit online shoppers directly via email to demand the Company's alternative payment solution from their favorite online retailers; and (4) execute an affiliate program with trade publications using Internet banners to generate traffic from the proprietors of the industries the Company targets. For the Company's business clients, Management anticipates using business client testimonials published in targeted trade journals and magazines offline and online.

         Management contemplates selling its billings system through several channels, including ecommerce online menus, retail music store web sites, cyberspace hubs hosting menus for ecommerce, publication distribution channels, retail book stores, movie distribution channels, cable networks, local movie stores, and online florist networks. Currently, the Company has established relationships with the following distributors to distribute its billing system:
Consumer Data Solutions Corporation, Service One, IPO Klub, Inc. (an affiliate of Roma Foods), and Ohgolly.com.

         Management further anticipates developing an advertising campaign built around the security advantages of its product. Two basic themes for press releases are: (1) the interest and focus of security concerns of online shoppers; and (2) "good cause" Kid Care benefits from each transaction. These media releases will be sent to related trade publications and general interest media publications. Initial advertising and promotion expenditures are estimated to be $300,000. On an ongoing basis, the Company will budget its advertising investment as a significant percentage of total sales. The Company plans to target the following trade publications in print media and Internet media:
Digitrends, Current Technology, Super Floral, Atlantic Unbound Books,


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Pizza Today, Net Commerce. The Company anticipates approximately $8,000,000 in sales generated from its publicity and from various direct marketing channels, including print and broadcast media.

         The top business concern and limitation that the Company faces is a change in local phone company billing policies that effect its ability to charge transactions directly to a consumer's monthly telephone bill. However, the Company has agreed to work with AT&T on a joint effort in utilizing AT&T's click and charge technology, Click AT&T, to provide the Company's management an opportunity to test the performance of the direct AT&T billing compared to local phone company billing. This plan provides the Company and its potential customers a reliable transition for all billing services.

         The Company also recognizes an additional economic risk involving default in payments from consumers. To guard against this risk, the Company will establish and manage a charge back account, to which the Company will set aside a nonrefundable amount, approximately 3% of sales, that will be allotted to each online retail merchant.

PRODUCTS AND SERVICES

         The Company's product and services include its safe and easy billing system, reliable telemedia network, and responsive customer service.

         BILLING SYSTEM - The Company's billing system is being introduced as the alternative charging option for the nations $13 billion dollar ecommerce segment. To use the Company's billing system an online consumer will simply click on the Company's cybernetic icon to purchase targeted goods (currently CDs, tapes, books, flowers, and food) over the Internet, and the purchase will be automatically charged to the customer's phone bill utilizing the patent pending AT&T Vari-A-Bill system.

         TELEMEDIA NETWORK - The Company has contracted with AT&T to obtain AT&T's services to provide support to all transport traffic while continuing to provide the Company with online viewing capability of all sales moment by moment. This capability will provide the targeted industries with a factual way of monitoring the impact of any electronic marketing blitz as it occurs.

         CUSTOMER SERVICE - The Company has identified the need for timely member support and followup. Therefore, each online retailer will be assigned a liaison at company headquarters; this individual will have the specific responsibility of assisting retailers with any and all inquiries. Special telephone conferences between the Company and the liaisons will identify recurring problems and solutions will be implemented to streamline operations.


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SIZE OF MARKETS SERVED

         By the end of 1998, sales over the Internet reached $13 billion dollars and is projected to surpass $300 billion dollars in the next four years. This trend is expected to accelerate as the Internet is growing at a rate of one new user every 1.67 seconds. As recorded by eStats, between 1997 and 1998, the Internet grew by 19 million users in the United States, from 28 million in December 1997 to 47 million by December 1998. This growth in Internet use in the United States alone equates to: 36 new users every minute, 2,166 every hour, 52,000 every day, 365,000 every week and 1.58 million new users every month. The Internet has reached approximately 18%, or nearly one in five U.S. homes. These figures do not account for Internet users worldwide.

COMPETITION

         The Company competes in the eCommerce market with the following entities: (1) eCharge provides a similar service, but is limited in the United States for services only, and require a different 900 number/icon for every possible price; (2) iBill and Secure Bill, provides a similar billing service, but is limited to the purchase of services and requires customers to dial the 900 number provided, obtain a PIN, and enter the PIN number to make a purchase final; and (3) Click AT& T, with which the Company's management has agreed to a joint effort in utilizing their click and charge technology for a select market segment. AT&T's Internet billing differs from the Company's in that AT&T will bill the consumers separately from the consumer's local phone bill.

         Notwithstanding this competition, the Company believes its billing system provides more features and has superior performance than its competitors. The Company addresses the most important needs of the online community by providing its customers with a turnkey privacy and security solution to charge purchases over the Internet to their phone bill. If the customer has never downloaded the cybernetic plug-in, it will download automatically once the customer clicks on the Company's icon, electing to bill the purchase to his phone bill at the check out counter of the eCommerce page. The program will automatically invoke the total from the online shopping cart to the consumers phone bill, utilizing AT&T's Vari-A-Bill system. The online shopper is then enabled with the option to reconnect back to the Internet or to disengage.

PATENTS, TRADEMARKS, SERVICE MARKS, LICENSES

         The Company is a new enterprise and has not filed or been the subject of any bankruptcy proceedings. The Company has not been awarded any registrations or patents. However, the Company anticipates filing the name Etelcharge(SM) as a service mark in the near future.


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EFFECT OF GOVERNMENTAL REGULATIONS ON THE BUSINESS

         There are no governmental regulations on the conduct of the Company's business other than the normal and usual governmental regulations affecting all businesses. The primary market for the Company's services are consumers who use the Internet for shopping. Therefore, the Company's customers are the subject of numerous governmental statistics and regulations, which are designed to protect consumers from poor or illegal business practices. Because the Company supplies only a billing service it is anticipated that the Company will not be affected by consumer statutes and regulations.

AMOUNT SPENT ON RESEARCH AND DEVELOPMENT PRODUCT DEVELOPMENT

         The Company's billing system software has been purchased from another company, Consumer Data Solutions Corp. for the sum of $116,500 payable in 12 equal monthly installments and an ongoing royalty of three percent (3%) of the Company's net income generated from the billing system. The Company anticipates that it will need to modify and update the software for the billing system from time to time to enhance the current system or meet future demands of the market place, however no specific future costs have been identified.

EMPLOYEES

         The Company has 4 full-time employees at its Duncanville facility and retains specialists as consultants in various fields of expertise.

ENVIRONMENTAL COMPLIANCE

         As a services Company, eTelcharge.com has not spent any material amounts of capital or time in compliance with any federal, state or local environmental laws.

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION.

         The Company is a start up enterprise with no material operations to date and although it is in an early stage of development it is not contemplating or seeking any merger partners.

         Management anticipates that revenues for the Company will be generated from online retailers, manufacturers and consumers. Merchants will be charged an annual membership of $250 U.S. Dollars, a billing discount fee of 5% to 8% of the purchase price, not including taxes or other added charges and a 15 cent ($0.15) per transaction charge. Consumers will incur a 10% service fee and a ten dollar ($10.00) annual fee. The costs of telecommunications for the Company include: (1) AT&T's billing and collection charge of 8%, which is adjustable to 5% of the total charge of the call upon an increase in sales volume; and (2) 45 cents per transaction for AT&T's transport and service bureau switching. Management believes it will be able to leverage the telecom traffic of eTelecharge.com to negotiate a lower billing rate within six to nine months.

         Furthermore, the Company will implement a six phase program to accomplish its goal of market dominance. Phase I involved developing the idea into a completely workable concept, which the Company has already accomplished. Phase II involved incorporating etelcharge.com, which the Company has successfully done. Additionally, in this phase, the Company anticipates entering into market affiliate agreements to generate market awareness and usage of its cybernetic billing icon. The Company will also implement its advertising plan of issuing press releases to related trade publications, general interest media publications, print media and


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Internet media, including Pizza Marketing Quarterly, Digitrends, Current
Technology, Super Floral, Atlantic Unbound Books, Pizza Today, Net Commerce.

         Phase III, which the Company anticipates implementing over the next two years, involves making adjustments and improvements in its initial product software developments and marketing. In order to identify the areas that need improvement, the Company anticipates it will meet with its first online retailers and AT&T, and further conduct online consumer interviews. In 2001, the company will implement Phase IV of its plan, which involves offering its system to over 1,000 online retailers. Furthermore, the Company anticipates it will secure an agreement with one or more of the major online retailers such as amazon.com, barnesandnoble.com, borders.com, buysoftware.com, albertsons.com, food.com, dominicks.com, kroger.com, safeway.com, cdnow.com, movielink.com, and videosnow.com. The Company will also unveil its billing system at industry affiliated trade shows, and increase press releases to national and global media. In 2002, the Company anticipates beginning Phase V of the plan by focusing on expanding its network on the global level. This plan includes reinforcing the Company's premier national "good cause" marketing strategy and increasing presentations at industry affiliated trade shows. The final phase of the plan, Phase VI, has been earmarked for consumer growth and will begin in 2003. The Company plans to enter into agreements with every established online merchant, with the goal that its billing system will be used to purchase goods online as frequently, if not more so, than credit cards.

         The initiation of all of the Company's plans is dependent upon the Company raising sufficient working capital to allow the Company to begin operations on a day to day basis, however there can be no assurance that the Company will be successful in doing so. Due to the lack of capital and the Company's need for working capital to initiate its business plan the Company's auditors have issued a going concern paragraph as part of their audit opinion.

ITEM 3. DESCRIPTION OF PROPERTY.

         The Company currently occupies office space located in Duncanville, Texas, where it leases approximately 500 square feet located at 407 N. Cedar Ridge, Suite 342. The Company is sharing rent free office space with Consumer Data Solutions, Corp. ("CDS") which is a company principally owned by the major shareholders of the Company. It is anticipated that once the Company secures adequate working capital that it will either take over the office space of CDS or seek to lease its own office space.

         The Company does not own or have an interest in any other real property.

ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

         The following table sets forth the amount and nature of beneficial ownership of each of the executive officers and directors of the Company and each person known to be a beneficial owner of more than five (5)


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percent of the issued and outstanding shares of the Company as of March 31,
2000. The table sets forth the information based on 9,059,637 common shares issued and outstanding as of March 31, 2000.


                   NAME & ADDRESS               AMOUNT AND NAME
TITLE OF CLASS     OF BENEFICIAL                OF BENEFICIAL         PERCENT OF CLASS
                   OWNER                        OWNER
--------------     -------------------          ----------------      ----------------
                   Carl O. Sherman or           6,100,000             67%
Common             Michelle R. Sherman
Common             James E. May                 600,000               6.6%

ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS.

OFFICERS AND SIGNIFICANT EMPLOYEES

         The names, addresses, ages and respective positions of the current directors and officers of the Company are as follows:


NAME                          AGE          POSITION                         DATE HELD
--------------------          ---          --------------------------       ---------
Carl O. Sherman, Sr.          33           President and CEO                1999
                                           Director
Michelle R. Sherman           30           Director and Secretary           1999
Marvin Parish                 48           Director                         1999
William L. Widman             60           CFO                              1999
Robert Penn                   34           Vice President of Systems        1999
                                           Administration and CTO
                                           (Chief Technology Officer)

         CARL O. SHERMAN, President, CEO and Director, is a co-founder of the Company and has served as an executive officer and director of the company since its inception in 1999. Mr. Sherman is also currently the President and CEO of Consumer Data Solutions Corp., and has served in these capacities since 1993. Prior to his employment at Consumer Data Solutions Corp., Mr. Sherman was a Senior National Account Executive for Sprint Corporation Ltd from 1988 to 1993. From 1985 to 1988, Mr. Sherman served as President for Consumer Data Paper. Prior to this time, from 1985 to 1987, Mr. Sherman was employed as a Sprint Sales Representative for Advance Telemarketing Corporation.


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

         MICHELLE R. SHERMAN, has served as Director and Secretary for the Company since its inception in 1999. Ms. Sherman is currently employed at Consumer Data Solutions Corp. as an Operations Director and Account Executive, and has been likewise employed since July 1996. Prior to this position, Ms. Sherman was a Project Supervisor and Customer Service Representative for ATC, Inc./AT&T Universal Card Project from 1993 to August 1996.

         MARVIN PARISH has served as a director of the Company since 1999. From April 1997 to November 1999, Mr. Parish was employed as a Senior Vice President at Chase Manhattan Bank in Dallas, Texas. Prior to that time, Mr. Parish was employed by NationsBank from July 1978 to March 1997. Mr. Parish began his career at NationsBank as an Administrative Assistant and, after numerous promotions, left the bank when he held the position of Senior Vice President. Mr. Parish graduated with a Bachelor of Arts degree from Prairie View A&M University in 1975, with a concentration in management and economics.

         WILLIAM L. WIDMAN has held the position of CFO with the Company since 1999. Mr. Widman is primarily responsible for financial and accounting procedures. Since March of 1990, Mr. Widman has been self-employed as a management consultant and specializes in "turnaround management" for small and mid- size companies. As an independent consultant, Mr. Widman has served as an interim president of three companies since 1990. From 1984 to 1990, Mr. Widman held the position of President and CEO of City National Bank, in Houston, Texas, where his responsibilities included planning, developing, and directing the activities of the full service commercial bank. From 1980 to 1984, Mr. Widman was the Executive Vice President and Senior Lending Officer for InterFirst Bank, where Mr. Widman had direct responsibility for the management of the lending and credit administration divisions. From 1976 to 1980, Mr. Widman held the position of Executive Vice President for Century National Bank, where he was recruited to assist in rejuvenating the troubled bank. Mr. Widman's responsibilities also included directing the lending activities and bank operations. From 1964 to 1976, Mr. Widman was the Vice President and O.L.C. of the Branch Administration Division of the Bank of New York, Western Region. As Vice President and O.L.C., Mr. Widman planned and directed the activities of over twenty branch banking offices, and his responsibilities included lending, staffing, profitability and business development. In 1994, Mr. Widman filed for personal bankruptcy in the U.S. Bankruptcy Court for Southern District of Texas and was discharged the same year.

Mr. Widman graduated from the State University of New York with a major in History and a minor in Business. He is a veteran of the United States Air Force.

         ROBERT PENN, is the Company's Vice President of Systems Administration and Chief Technology Officer, and has been employed in these capacities since December 1999. Prior to his employment with the Company, Mr. Penn held the position of Head Systems Administrator for Parks Associates from 1997 to 1999. From 1996 to 1997, Mr. Penn was employed as the General Manager of Mr. Jim's Restaurant. From May 1995 to November 1995, Mr. Penn worked as an Inventory Representative for an individual Wal-Mart Store location. Prior to this position, Mr. Penn occupied temporary positions through Kelly Services, Inc. from October of 1994 to May of 1995. From August 1992 to January 1993, Mr. Penn found temporary employment through Kelly Services, Inc. Prior to this period, Mr. Penn was employed as a Lab Technician for Dixico Inc. from 1988 to 1992. In 1995, Mr. Penn filed personal bankruptcy in the U.S. Bankruptcy Court for the Northern District of Texas and was discharged thereafter.

ITEM 6. COMPENSATION FOR EXECUTIVE OFFICERS AND DIRECTORS.

         The Company's executive officers or directors have not received any form of compensation to date. The Company, as of December 1999, has entered into employment agreements with Carl Sherman as President, William Widman as Chief Financial Officer and Michelle Sherman as Secretary. The Agreements do not provide for cash compensation but provide for the issuance of 200,000, 50,000 and 10,000 common shares respectively of the Company as annual compensation. Mr. Sherman's Agreement is for a five (5) year term while Mr. Widman's contract is for two (2) years and Ms. Sherman's for one (1) year.

ITEM 7. CERTAIN RELATIONSHIP AND RELATED TRANSACTIONS.

         None of the Company's directors or executive officers are involved in any ongoing related transactions. It should be noted however that two of the Company's officers; Carl Sherman, President and Michelle Sherman, Secretary are husband and wife. The Company purchased its billing system software from CDS who's major shareholders are Carl and Michelle Sherman.

ITEM 8. DESCRIPTIONS OF SECURITIES.

         The Company's Articles of Incorporation authorizes one class of shares, common stock, that are nonassessable. Ten Million (10,000,000) common shares are authorized at a par value of three tenths of one cent ($0.003). As of March 31, 2000 there are 9,059,637 common shares issued and outstanding.

                                    PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS.

         The Company has not yet traded its common stock in the public market and is not currently listed on any exchange.

HOLDERS

         The number of stock holders of record of the Company's common stock, as of March 31, 2000 was 432.

DIVIDENDS

         The Company has not declared or paid any cash or stock dividends on its common stock and does not anticipate declaring a dividend in the foreseeable future as all profits, if any, are likely to be utilized in the growth of the Company.

         There are currently no restrictions that limit the Company's ability to pay dividends on its common stock.

ITEM 2. LEGAL PROCEEDINGS.

         The Company is not currently involved in, and has never been a Defendant in any litigation.

ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS.

         The Company has hired the following Certified Public Accounting firm as its initial auditors;
         King Griffin & Adamson P.C.
         14160 Dallas Parkway, Ninth Floor
         Dallas, Texas 75240

ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES.

         The Company recently in November and December of 1999, sold a total of 1,040,000 shares of its common stock in return for the sum of $50,000 and 306,667 common shares for the sum of $30,000 in March, 2000. The Company anticipates initiating a private placement in the near future.

ITEM 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

         The Company's Articles of Incorporation and Bylaws provide that the Company will indemnify its directors and officers to the fullest extent provide by Nevada law. In addition, the Articles or Incorporation contain a provision limiting a director's and officer's liability for monetary damages to the fullest extent permitted by Nevada law.

         Furthermore, Section 78.751 of the Nevada General Corporation Law (the "NGCL") contains provisions relating to indemnification of officers and directors. Section 78.751(1) provides that a corporation may indemnify any person who was or is a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, except for an action, suit or proceeding, whether civil, criminal, administrative or investigative, except for an action by or in right of the corporation by reason of the fact that he was director, officer, employee or agent of the corporation. In order to indemnify, it must be shown that he acted in good faith and in a manner he reasonably believed to be in the best interest of the corporation. Generally, no indemnification may be made where the person has been determined to be negligent or guilty of misconduct in the performance of his duty to the corporation.

         Section 78.751(2) of the NGCL further allows the corporation to indemnify any person who was or is a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgement in its favor by reason of the fact that he is or was director, officer, employee, or agent of the corporation, including amounts paid in settlement and attorneys' fees if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the opposed to the best interests of the corporation. Indemnification may not be made for any clam, issue or matter to which a court of competent jurisdiction has adjudged an officer or director liable to the corporation, unless and only to the extent that a court of competent jurisdiction determines that in view of the circumstances of the case, the person is fairly and reasonably entitled to indemnify for such expenses.

         To the extent that a director, officer, employee or agent of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding discussed in the preceding paragraphs, Section 78.751(3) of the NGCL provide that he must be indemnified by the corporation against expenses, including attorney's fees, actually and reasonably incurred by him in connection with the defense.

         Except when indemnification is required by a court of competent jurisdiction, Section 78.751(4) of the NGCL states that the corporation shall only indemnify upon a determination of (i) the shareholders; (ii) majority vote of the board that were not parties to the action; (iii) if ordered by a majority vote of a quorum of directors who were not parties to the action, suit or proceeding, by independent legal counsel in a written opinion; or (iv) by independent legal counsel in a written opinion if no quorum or directors who were not parties to the action may be obtained.

         Unless ordered by a court of competent jurisdiction, indemnification may not be made to or on behalf of any officer or director if a final adjudication establishes that his acts or omissions involved intentional misconduct, fraud or a knowing violation of the law and were material to the cause of action.

         Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling person of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act as is therefore unenforceable.

                                    PART F/S


                            FINANCIAL STATEMENTS AND
               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

                              ETELCHARGE.COM, INC.
                          (A Development Stage Company)

                December 31, 1999 and March 31, 2000 (unaudited)

                              ETELCHARGE.COM, INC.
                          (A DEVELOPMENT STAGE COMPANY)

                          INDEX TO FINANCIAL STATEMENTS



                                                                                                        PAGE

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS........................................................F-3

FINANCIAL STATEMENTS

    Balance Sheets at December 31, 1999 and March 31, 2000 (unaudited)....................................F-4

    Statements of Operations for the period from June 7, 1999 (inception) to December 31, 1999 and the three months ended March 31, 2000 (unaudited).......................................................F-5

    Statement of Changes in Shareholders' Deficit for the period from June 7, 1999 (inception)
      to December 31, 1999 and the three months ended March 31, 2000 (unaudited)..........................F-6

    Statements of Cash Flows for the period from June 7, 1999 (inception) to
      December 31, 1999 and the three months ended March 31, 2000 (unaudited).............................F-7

    Notes to Financial Statements   ......................................................................F-8

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS



To the Shareholders of ETELCHARGE.COM, INC.

We have audited the accompanying balance sheet of ETELCHARGE.COM, INC. (a development stage company) as of December 31, 1999 and the related statements of operations, changes in shareholders' deficit and cash flows for the period from June 7, 1999 (inception) to December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ETELCHARGE.COM, INC. as of December 31, 1999, and the results of its operations and its cash flows for the period from June 7, 1999 (inception) to December 31, 1999, in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note C to the financial statements, the Company is in the development stage and has not generated revenue since its inception. These conditions raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to those matters are also described in Note C. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.




                                              KING GRIFFIN & ADAMSON P.C.


Dallas, Texas
January 13, 2000

                              ETELCHARGE.COM, INC.
                          (A DEVELOPMENT STAGE COMPANY)

                                 BALANCE SHEETS



                                                    ASSETS

                                                                               December 31,       March 31,
                                                                                   1999              2000
                                                                               ------------      ------------
                                                                                                  (Unaudited)
CURRENT ASSETS
   Cash                                                                        $     30,988      $      6,742
   Receivable from shareholder                                                        1,000                --
                                                                               ------------      ------------
     Total current assets                                                            31,988             6,742

EQUIPMENT                                                                             1,000             2,500

PROPRIETARY RIGHTS, net of accumulated amortization
   of $1,750 and $7,000 (unaudited) at December 31, 1999 and
   March 31, 2000, respectively                                                      61,250            56,000
                                                                               ------------      ------------

TOTAL ASSETS                                                                   $     94,238      $     65,242
                                                                               ============      ============


                                    LIABILITIES AND SHAREHOLDERS' DEFICIT


CURRENT LIABILITIES
   Payable to related party                                                    $    101,000      $     75,500

COMMITMENTS AND CONTINGENCIES (Notes C, E and G)

SHAREHOLDERS' DEFICIT
   Common stock, $.003 par value; 10,000,000 shares authorized; 8,752,970 and
      9,059,637 (unaudited), issued and outstanding
      at December 31, 1999 and March 31, 2000, respectively                          26,259            27,179
   Additional paid-in capital                                                        (6,620)           22,460
   Deficit accumulated during the development stage                                 (26,401)          (59,897)
                                                                               ------------      ------------

Total Shareholders' deficit                                                          (6,762)          (10,258)
                                                                               ------------      ------------
TOTAL LIABILITIES AND SHAREHOLDERS' DEFICIT                                    $     94,238      $     65,242
                                                                               ============      ============


The accompanying notes are an integral part of this financial statement.

                              ETELCHARGE.COM, INC.
                          (A DEVELOPMENT STAGE COMPANY)

                            STATEMENTS OF OPERATIONS


                                                             Period from        Three          Period from
                                                            June 7, 1999        months        June 7, 1999
                                                           (inception) to       ended        (inception) to
                                                             December 31,      March 31,        March 31,
                                                                1999             2000             2000
                                                            ------------     ------------     ------------
                                                                              (Unaudited)      (Unaudited)
REVENUES                                                    $         --     $         --     $         --

GENERAL AND ADMINISTRATIVE EXPENSES                               26,401           35,140           61,541
                                                            ------------     ------------     ------------

     Net loss from operations                                     26,401           35,140           61,541

OTHER INCOME                                                          --            1,644            1,644
                                                            ------------     ------------     ------------

     Net loss before provision for income taxes                   26,401           33,496           59,897

PROVISION FOR INCOME TAXES                                            --               --               --
                                                            ------------     ------------     ------------

     Net loss                                               $     26,401     $     33,496     $     59,897
                                                            ============     ============     ============

Net loss per share:
     Basic and diluted                                      $       0.00     $       0.00
                                                            ============     ============
     Weighted average shares outstanding                       7,821,431        8,813,785
                                                            ============     ============


The accompanying notes are an integral part of this financial statement.

                              ETELCHARGE.COM, INC.
                          (A DEVELOPMENT STAGE COMPANY)

                  STATEMENT OF CHANGES IN SHAREHOLDERS' DEFICIT


                                                   Common Stock
                                           -----------------------------      Additional
                                             Number of                         Paid-in         Accumulated
                                              Shares           Amount          Capital           Deficit             Total
                                           ------------     ------------     ------------      ------------      ------------
Initial issuance of common stock
   for services (June 7, 1999)
   (Note E)                                   7,712,970     $     23,139     $         --      $         --      $     23,139

Deemed distribution related to
   purchase of asset from
   affiliate (Note D)                                --               --          (53,500)               --           (53,500)

Issuance of common stock for
   cash (November 27, 1999)                     400,000            1,200            8,800                --            10,000

Issuance of common stock for
   cash (December 10, 1999)                      40,000              120            9,880                --            10,000

Issuance of common stock for
   cash and receivable
   (December 17, 1999)                          600,000            1,800           28,200                --            30,000

Net loss for period                                  --               --               --           (26,401)          (26,401)
                                           ------------     ------------     ------------      ------------      ------------

Balance at December 31, 1999                  8,752,970           26,259           (6,620)          (26,401)           (6,762)

Issuance of common stock
   for cash (Unaudited)                         306,667              920           29,080                --            30,000

Net loss for period (Unaudited)                      --               --               --           (33,496)          (33,496)
                                           ------------     ------------     ------------      ------------      ------------

Balances at March 31, 2000 (Unaudited)        9,059,637     $     27,179     $     22,460      $    (59,897)     $    (10,258)
                                           ============     ============     ============      ============      ============



The accompanying notes are an integral part of this financial statement.

                              ETELCHARGE.COM, INC.
                          (A DEVELOPMENT STAGE COMPANY)

                            STATEMENTS OF CASH FLOWS

                                                                      Period from                         Period from
                                                                     June 7, 1999       Three months      June 7, 1999
                                                                    (inception) to         ended         (inception) to
                                                                      December 31,        March 31,         March 31,
                                                                          1999              2000              2000
                                                                      ------------      ------------      ------------
                                                                                         (Unaudited)       (Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES
   Net loss                                                           $    (26,401)     $    (33,496)     $    (59,897)
   Adjustments for reconcile net loss to net cash used in
    operating activities
      Initial issuance of common stock for services                         23,139                --            23,139
      Amortization                                                           1,750             5,250             7,000
                                                                      ------------      ------------      ------------

   Net cash used in operating activities                                    (1,512)          (28,246)          (29,758)
                                                                      ------------      ------------      ------------

CASH FLOWS FROM INVESTING ACTIVITIES
   Purchase of fixed assets                                                 (1,000)           (1,500)           (2,500)

CASH FLOWS FROM FINANCING ACTIVITIES
   Proceeds from issuance of common stock                                   49,000            30,000            79,000
   Payments on payable to related party                                    (15,500)          (25,500)          (41,000)
   Cash received on receivable from shareholder                                 --             1,000             1,000
                                                                      ------------      ------------      ------------

   Net cash provided by financing activities                                33,500             5,500            39,000
                                                                      ------------      ------------      ------------

INCREASE (DECREASE) IN CASH                                                 30,988           (24,246)            6,742

Beginning cash                                                                  --            30,988                --
                                                                      ------------      ------------      ------------
Ending cash                                                           $     30,988      $      6,742      $      6,742
                                                                      ============      ============      ============


SUPPLEMENTAL SCHEDULE OF NON-CASH
  FINANCING ACTIVITIES:

   Issuance of common stock in exchange for receivable
     from shareholder                                                 $      1,000      $         --      $      1,000
                                                                      ============      ============      ============

   Issuance of payable to related party in exchange for
     proprietary rights                                               $    116,500      $         --      $    116,500
                                                                      ============      ============      ============

SUPPLEMENTAL SCHEDULE OF CASH FLOWS:

   Cash paid during the period for:
     Interest                                                         $         --      $         --      $         --
                                                                      ============      ============      ============

     Income taxes                                                     $         --      $         --      $         --
                                                                      ============      ============      ============



The accompanying notes are an integral part of this financial statement.

                              ETELCHARGE.COM, INC.
                          (A DEVELOPMENT STAGE COMPANY)

                        NOTES TO THE FINANCIAL STATEMENTS


NOTE A - HISTORY AND ORGANIZATION

ETELCHARGE.COM, INC. (the "Company") was incorporated in the State of Nevada on June 7, 1999. The Company was formed for the purpose of providing an internet credit option for online shoppers to charge items sold over the internet to their telephone bill. As of the date of this report, the Company had not commenced operations. The Company is in the process of raising equity financing to fund its future operations. As such, the Company is considered to be in the development stage.


NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates and Assumptions

Management uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported amounts of revenues and expenses. Actual results could vary from the estimates that were used.

Income Taxes

The Company accounts for income taxes in accordance with the asset and liability method. Deferred income tax assets and liabilities are computed periodically for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities.

Cash and Cash Equivalents

The Company considers cash in banks, certificates of deposit and other highly-liquid investments with maturities of three months or less, when purchased, to be cash and cash equivalents for purposes of the Statements of Cash Flows.

Proprietary Rights

The proprietary rights are being amortized using the straight-line method over three years, their estimated useful life.

Equipment

Equipment is stated at historical cost. Expenditures which increase values or extend useful lives are capitalized. Routine maintenance and repairs are charged to expense when incurred.

Depreciation is provided for using the straight-line method over five years, the estimated useful life.


NOTE C - GOING CONCERN UNCERTAINTY

The Company is currently in the development stage and has generated no revenues. The Company has incurred approximately $26,401 in expenses since its inception including $23,129 of services provided by its founder paid for through the initial issuance of common stock.

                              ETELCHARGE.COM, INC.
                          (A DEVELOPMENT STAGE COMPANY)

                        NOTES TO THE FINANCIAL STATEMENTS


NOTE C - GOING CONCERN UNCERTAINTY (Continued)

The ability of the Company to continue as a going concern is dependent on its ability to raise the necessary capital to finance the implementation of its business plan. The financial statements do not include any adjustments to reflect the possible effects on the recoverability and classification of assets or classification of liabilities which may result from the possible inability of the Company to continue as a going concern.


NOTE D - PAYABLE TO RELATED PARTY AND PROPRIETARY RIGHTS

The Company purchased proprietary rights from a related company (Consumer Data Solutions Corp. or CDS) which has the same majority shareholder as ETELCHARGE.COM, INC. for $116,500 payable under a repayment agreement which requires monthly payments ranging from $7,500 to $8,500 through January 2001. The repayment agreement is unsecured and does not bear interest. In addition, the agreement requires the Company to pay CDS for a period of 99 years, 3% of any and all income, less customary and normal business expenses associated with the usage of proprietary rights (which equates to net income of the Company) beginning January 1, 2001.

As these rights were purchased from a related entity, the asset was recorded by the Company at the basis of CDS. Accordingly, the asset was recorded at $63,000 with the difference between the recorded cost and the payable to related party being reflected as a contra to additional paid-in capital.


NOTE E - STOCKHOLDERS' EQUITY

During November and December 1999, the Company raised $49,000 in cash proceeds through a private placement offering.

Upon inception, the Company issued 7,712,970 shares of common stock to its President and Chief Executive Officer in exchange for services. In addition, the Company may issue up to 200,000 additional shares annually to this officer over the term of a five-year service contract based upon performance reviews. The stock issuance will be prorated and the agreement to issue the shares will be terminated once the Company raises sufficient capital.

NOTE F - INCOME TAXES

Deferred tax assets and liabilities at December 31, 1999, consist of the following:


Current deferred tax asset               $       957
Non-current deferred tax asset                   798
Valuation allowance                           (1,755)
                                         -----------
                                         $        --
                                         ===========


The current deferred tax asset results from capitalized proprietary rights, which are amortized for income tax purposes using a different life than for financial reporting purposes. The non-current deferred tax asset results from the net operating loss carryforward of $2,159 at December 31, 1999, which expires in 2015. A valuation allowance has been recorded to offset all of the net deferred tax assets due to the uncertainty of generating future taxable income.

                              ETELCHARGE.COM, INC.
                          (A DEVELOPMENT STAGE COMPANY)

                        NOTES TO THE FINANCIAL STATEMENTS




NOTE F - INCOME TAXES (Continued)

The Company's income tax expense for the period from June 7, 1999 (inception) to December 31, 1999, differed from the statutory federal rate of 34 percent as follows:



      Statutory rate applied to loss before income taxes            $   (8,976)

      Items not deductible for income tax purposes                       7,867

      Increase (decrease) in income taxes resulting from:
        State income taxes, net of federal income tax effect              (646)
        Increase in valuation allowance                                  1,755
                                                                    ----------
      Income tax expense                                            $       --
                                                                    ==========


NOTE G - COMMITMENTS AND CONTINGENCIES

Effective December 28, 1999, the Company entered into a two-year employment contract with an employee which requires the Company to issue 50,000 shares of common stock as annual compensation. The Company may issue up to 5,000 additional shares of common stock to the employee based upon performance reviews. The employee also has the right to purchase additional shares at a 15% discount off the market price. In the event of termination, the stock issuance will be prorated based on the portion of the two-year term served.

The Company also has a one-year employment contract with an employee to issue 10,000 shares of common stock as compensation. The stock issuance will be prorated and the agreement to issue the shares will be terminated once the Company raises sufficient funds.

The Company has a business relationship with a charity organization that requires the Company to contribute a minimum of $.25 to the charity per revenue generating transaction.

NOTE G - UNAUDITED INTERIM FINANCIAL INFORMATION

The unaudited interim financial information as of March 31, 2000 and for the three months ended March 31, 2000 has been prepared on the same basis as the audited financial statements. In the opinion of management, such unaudited information includes all adjustments (consisting only of normal recurring accruals) necessary for a fair presentation of this interim information. Operating results for the three months ended March 31, 2000 are not necessarily indicative of the results that may be expected for the entire year ending December 31, 2000.

Issue of Common Stock

During the three months ended March 31, 2000, the Company issued an additional 306,667 shares of common stock for $30,000.

                                   SIGNATURES

         In accordance with Section 12 of the Securities and Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized

                                             eTelecharge.com, Inc.


Date: April 27, 2000               By    /s/ Carl O. Sherman
                                       -----------------------------------------
                                             Carl O. Sherman, President

                                    PART III

ITEM 1. INDEX TO EXHIBITS

         2.0      Articles of Incorporation and Bylaws.

         6.0      Material Contracts with AT&T.






                                      E-1